Exhibit 99.1

PainReform Reports Successful Head-to-Head Comparison
of PRF-110 Versus Market Leading Post Surgical Analgesia for Extended Postoperative
Pain Relief

PRF-110 demonstrated superior formulation properties with respect to surface-tissue spreading

Tel Aviv, Israel – January 3, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today reported in vitro test results comparing the Company’s lead product, PRF-110, versus the industry leader, as a topical analgesia for postoperative pain relief.

The in vitro tests were designed to mimic the  spreadability attribute critically required for post-surgical topical applications. PRF-110 demonstrated superior formulation properties with respect to surface-tissue spreading, including a greater ability to spread evenly due to its viscosity (PRF-110 1,500 cP vs. about 10,000 cP for commercial competitor), and superior surface interaction with surgical tissue based on a slide test, which demonstrated that sliding of the formulations down on inclined, dry and wet surfaces. In phosphate-buffered saline, the sliding of PRF-110 was twice that of the competitor.

Ilan Hadar, Chief Executive Officer of PainReform, stated, “We are encouraged by these results, which further demonstrate that PRF-110, our long-acting ropivacaine formulation, provides unique and significant benefits for local administration in postoperative pain management. PRF-110 clearly excelled in terms of surface/tissue spreading and staying in place—a key advantage in achieving effective post-surgical pain relief—as it is critical to have even distribution inside the surgical wound. Additionally, PRF-110 is manufactured via a scalable and cost-effective process, is easy to commercialize, and contains excipients that are all FDA-approved as GRAS (generally regarded as safe).  As a result, we could not be more encouraged by the outlook for PRF-110 as we advance the current second part of our Phase 3 clinical trial.”

Earlier this year, the Company completed the first part of its Phase 3 clinical trial of PRF-110, in which 15 patients undergoing bunionectomy surgery were enrolled at two clinical sites in Texas. PRF 110 was well tolerated, all adverse events were mild, and no serious adverse events were observed, suggesting a substantial potential advantage to using PRF-110 over opioids. The second part of the trial, currently underway, is a double-blind study, randomizing approximately 400 patients at six clinical sites in the U.S. and measuring pain reduction by PRF-110 over 72 hours compared with placebo.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com